                                                                     Exhibit 1.1



Chairman's Statement

Despite the far more moderate pace of growth of the international telecommunications market as a whole during the first six months of 2001, China Mobile (Hong Kong) Limited's core businesses continued to grow steadily, while at the same time the Group realized operating synergies and focused its efforts on developing wireless data businesses and reducing time-to-market, achieving satisfactory results.

The Group's financial results for the first six months of 2001 were satisfactory. Operating revenue reached RMB48,864 million, representing an increase of 69.1 per cent. over the same period in year 2000. EBITDA reached RMB29,176 million, representing an increase of 73.5 per cent. over the same period last year. The Group's EBITDA margin was 59.7 per cent. Net profit reached RMB13,809 million, representing an increase of 58.3 per cent. from the same period in year 2000. Earnings per share reached RMB0.74, representing an increase of 15.6 per cent. from the same period in year 2000.

As at 30 June 2001, the Group had 58.908 million subscribers, representing an increase of 13.774 million from the subscriber base as at the end of year 2000. To address the emerging trend in the mobile telecommunications market in China that the majority of new customers are low usage subscribers, the Group continued to grow its pre-paid card business, which has achieved wide acceptance. At 30 June 2001, pre-paid card users reached 25.770 million. By satisfying a variety of needs in the marketplace, reducing bad debt and enabling revenue creation, pre-paid card services have contributed significantly to the Group. To accommodate the increasingly diverse telecommunications needs of our customers, beginning in March 2001, the Group introduced tariff packages, or "bucket plans", to supplement our wide array of services. During the first six months of 2001, the Group's wireless data and value-added services grew rapidly, accounting for 2.4 per cent. of total revenue. Among these services, Short Message Services (SMS) experienced the fastest growth, with total volume reaching 1.30 billion messages during the first six months of this year, representing a compound quarterly growth rate of 74.7 per cent. since the service was introduced in the first quarter of 2000, highlighting the extraordinary growth potential of the wireless data businesses.

In the first half of 2001, the Group's aggregate subscriber usage volume reached
77.14 billion minutes and average minutes of usage per user per month (MOU) was 249 minutes. Average revenue per user per month (ARPU) was RMB158. As the penetration rate of mobile telecommunications services in China rises, the relative number of low usage subscribers also continues to increase. A variety of telecommunications charges in China were adjusted during the first half of 2001 (including the adjustment of long distance calling charges and the cancellation of mobile services surcharges in various provinces). Additionally, the usage of IP telephony increased, free airtime was allotted to analog service subscribers migrating to digital networks, and competition within the industry continued apace, which resulted in a decline in the Group's MOU and ARPU. However, total minutes of usage by the Group's subscribers, as well as total revenues, continued to steadily increase.

The Group's operations over the first six months of 2001 were satisfactory, reflecting stable growth. Proactively utilizing its thirteen provincial mobile networks to best advantage and working to realize optimal synergies, the Group implemented a series of measures including network optimization and management, business process reforms, customer service and cost control enhancements, with excellent results. Having achieved the goal of providing general network coverage to the population within its service areas, the Group focused on improving network quality in high traffic areas, particularly in commercial buildings and busy streets. Enhanced follow-up customer service, with an emphasis on courtesy, has resulted in increased customer satisfaction and loyalty. The Group's operating costs were controlled effectively. The Group has continued to implement "best practice" management measures and assessment standards in all thirteen operating subsidiaries. Emphasizing that value lies in the talents of individuals and striving to optimize and develop our human resources, the Group has continued to implement its employee incentive compensation program and made stock options available to a wider range of employees, including the senior and middle management within the newly acquired seven subsidiaries and key expert personnel in a number of subsidiaries. The Group organized a variety of professional training courses, covering such topics as advanced business administration, human resources management and marketing, to improve the quality of management at the operating subsidiary level. These efforts have reaped significant results, and improvement has been noted not only in the quality of our management but also in the operational efficiency of our subsidiaries.

Research and development for wireless data businesses and reducing the time-to-market for commercial applications were key focal points for the Group during the first half of 2001. The Monternet collaborative alliance business plan, in which the Group serves as gatekeeper, continued to gain momentum, as is reflected by the increasing number of participating Internet Content Providers
(ICPs). SMS transaction volume has increased rapidly. The newly introduced message-on-request and other e-commerce services have been readily accepted and are now widely used by our customers. While the Monternet mobile network portal continues to gain popularity, the progressive roll-out plan of the Group's unified Mobile Information Service Center (MISC) platform, developed by the Company's subsidiary, Aspire Technologies (Shenzhen) Limited, continued, and the trial commercial service of General Packet Radio Service, or GPRS, for high-speed data transmission was launched in 22 municipalities.

In keeping with market developments and the Group's strategic plan, and to continue to enhance operational efficiency and upgrade our technologies, the Group continued the migration of subscribers from analog to GSM digital networks. During the first six months of 2001, 1.678 million analog network subscribers were migrated to GSM digital networks. The Group plans to complete the migration to digital networks of the remaining 271 thousand analog subscribers in the current year and cease operating analog networks. We believe that the completion of this analog-to-digital upgrading will further increase the operational efficiency of the Group's networks and promote the Group's longer-term development.

Since the signing of the formal strategic alliance agreement with Vodafone, cooperation between our two companies has expanded. Currently, four designated expertise groups are at work in a test municipality on specific projects concerning corporate and high value customer management, network planning and optimization strategy, customer relationship management and new product development, respectively.

In June 2001, in the first ever bond offering in China, Guangdong Mobile, the Company's wholly-owned subsidiary, successfully issued RMB 5 billion bonds. The Renminbi bond offering was a highly significant milestone event, marking not only the Company's successful entry into Mainland China's domestic capital markets, but also the broadening of the Company's investor base and financing channels, thus reducing financing costs and enhancing the Group's capital structure and risk profile.

During the first six months of 2001, the Group's capital expenditure was approximately US$2.2 billion, representing 40 per cent. of the planned capital expenditure for the year. The expenditures were principally for network expansion and the construction of transmission network and equipment structures. These construction projects are currently progressing well.

The Company's solid performance on various fronts has won recognition from the international investment community. In the first half of 2001, various internationally acclaimed industry publications, including FinanceAsia and Investor Relations, bestowed awards on the Company for "Best Managed Company" and "Best Investor Relations in China". Additionally, the Company was Business Week's #1 pick among "Largest Emerging Market Companies", and placed #5 among its "Information Technology 100". These awards and honors have brought much pride and encouragement to the Company's management and employees, prompting renewed efforts and a drive for even greater accomplishments.

As Mr. Antony Leung Kam Chung took up the post of Financial Secretary of the Government of the Hong Kong Special Administrative Region, he resigned from his post as an independent non-executive director and a member of the Audit Committee and the Remuneration Committee of the Board of the Company, with effect from 10 April 2001. The Board has appointed Dr. Lo Ka Shui as an independent non-executive director, and a member of the Audit Committee, the Remuneration Committee and the Nomination Committee of the Board of the Company. On behalf of the Board, I would like to take this opportunity to acknowledge Mr. Leung's contribution to the Company with the highest regard and deepest gratitude, and welcome Dr. Lo as a new member of the Board.

Looking to the future, we believe that second generation mobile telecommunications services will continue to present vast opportunities for further development in China. The Group will continue to implement its development strategy of pursuing continuous and stable growth of the core business, while continuing to explore opportunities to acquire quality assets that could enhance the Company's value. Concurrently, the Group will continue to introduce sophisticated international management expertise, advance effective corporate governance, and enhance the Group's competitiveness and preparedness, to meet the potential challenges and opportunities that may arise from China's entry into the World Trade Organization. As for our technology strategy, we will continue to closely follow the latest developments in third generation mobile communication technologies and will seek to employ the most appropriate technology at the optimal time in light of Mainland China's domestic market and industry development. We believe that the wireless data business presents vast opportunities and potential, and that the Group will continue its effort in reducing the time-to-market for commercial applications through the Group's wireless data research and development. By utilizing the Group's premium mobile network and brand name and solid subscriber base, and by actively promoting core mobile telecommunications services to tap the vast potential of the Mainland China market, we will maintain our position as the premier service provider and market leader.


Wang Xiaochu
Chairman and Chief Executive Officer
Hong Kong, 16 August 2001

Unaudited Consolidated Profit and Loss Account for the six months ended 30 June 2001
(Expressed in Renminbi)

                                                                 Unaudited         Audited
                                                                Six months      Six months
                                                                     ended           ended
                                                              30 June 2001    30 June 2000
                                                      Note     RMB million     RMB million
Operating revenue (Turnover)                            2
  Usage fees                                                        35,457          20,143
  Monthly fees                                                       7,020           4,250
  Connection fees                                                      711           1,532
  Other operating revenue                               3            5,676           2,972
                                                                    48,864          28,897
Operating expenses
  Leased lines                                                       2,196           2,714
  Interconnection                                                    6,839           3,604
  Depreciation                                                       8,083           4,165
  Personnel                                                          2,792           1,476
  Other operating expenses                                           8,598           4,616
                                                                    28,508          16,575

Profit from operations                                              20,356          12,322
Other net income                                                       737             330
Non-operating net income/(expenses)                                    124             (12)
Interest income                                                        457             437
Finance costs                                           4             (956)           (335)

Profit from ordinary activities before taxation         4           20,718          12,742
Taxation                                                5           (6,909)         (4,018)

Profit from ordinary activities after taxation                      13,809           8,724

No separate statement of recognised gains and losses has been prepared as the net profit for the period would be the only component of this statement for both current and prior periods.

Earnings per share
  Basic                                               6(a)    RMB 74 cents    RMB 64 cents
  Diluted                                             6(b)    RMB 74 cents    RMB 64 cents

EBITDA (RMB million)                                    7           29,176          16,817

Unaudited Consolidated Balance Sheet
at 30 June 2001
(Expressed in Renminbi)

                                                                            Unaudited         Audited
                                                                                At 30           At 31
                                                                            June 2001   December 2000
                                                                  Note    RMB million     RMB million
Non-current assets
Fixed assets                                                                   85,811          87,465
Construction in progress                                                       25,344          13,527
Interest in associates                                                             16              46
Investment securities                                                              61              61
Deferred tax assets                                                             2,729           3,046
Deferred expenses                                                                 201             164
Current assets
Inventories                                                                     1,180             828
Amount due from ultimate holding company                                          970             557
Accounts receivable                                                8            6,402           7,252
Other receivables                                                  9            2,527           2,297
Prepayments and other current assets                                            1,275           1,289
Deposits with banks                                                            14,728          12,204
Cash and cash equivalents                                          10          30,407          27,702
                                                                               57,489          52,129
Current liabilities
Bank loans and other interest-bearing borrowings                   11          (4,571)        (10,471)
Bills payable                                                                    (984)         (1,005)
Current instalments of obligations under finance leases                        (1,782)         (1,624)
Amount due to immediate holding company                                             -          (4,136)
Amount due to ultimate holding company                                           (515)           (678)
Accounts payable                                                   12         (13,415)        (11,581)
Accrued expenses and other payables                                           (11,018)         (8,408)
Taxation                                                                       (6,898)         (6,735)
                                                                              (39,183)        (44,638)

Net current assets                                                             18,306           7,491

Total assets less current liabilities                                         132,468         111,800
Non-current liabilities
Bank loans and other interest-bearing borrowings                   11         (30,492)        (23,134)
Obligations under finance leases, excluding current                            (1,182)         (1,235)
instalments
Deferred revenue                                                               (3,190)         (3,654)
                                                                              (34,864)        (28,023)
Minority interests                                                                (33)            (17)

NET ASSETS                                                                     97,571          83,760
CAPITAL AND RESERVES
Share capital                                                      13           1,986           1,986
Reserves                                                           14          95,585          81,774
                                                                               97,571          83,760

Unaudited Condensed Consolidated Cash Flow Statement for the six months ended 30 June 2001
(Expressed in Renminbi)

                                                                Unaudited        Audited
                                                               Six months     Six months
                                                                    ended          ended
                                                             30 June 2001   30 June 2000
                                                              RMB million    RMB million
Net cash inflow from operating activities                          31,897         19,566
Net cash (outflow)/inflow from returns on investments
  and servicing of finance                                           (249)           117
Tax paid                                                           (6,430)        (2,630)
Net cash outflow from investing activities                        (22,061)       (14,624)
Net cash inflow before financing activities                         3,157          2,429
Net cash outflow from financing activities                           (452)        (2,011)
Increase in cash and cash equivalents                               2,705            418
Cash and cash equivalents at 1 January                             27,702         19,349
Cash and cash equivalents at 30 June                               30,407         19,767
Analysis of the balances of cash and cash equivalents
Deposits with banks maturing within three months when placed        8,897          5,674
Cash and bank balances                                             21,510         14,093
                                                                   30,407         19,767

Notes on the Unaudited Interim Accounts
(Expressed in Renminbi)


1    Basis of preparation

The interim report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The interim consolidated accounts set out on pages 4 to 17 are unaudited, but have been reviewed by the Audit Committee of China Mobile (Hong Kong) Limited (the "Company") and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the HKSA. KPMG's independent review report to the board of directors is included on page 18.

The unaudited consolidated financial information for the six months ended 30 June 2001 includes the financial information of the Company and its subsidiaries, Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and Aspire Technologies (Shenzhen) Limited, (the "Group"), for the six months ended 30 June 2001.

The financial information relating to the financial year ended 31 December 2000 included in the interim accounts does not constitute the Group's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2000 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 9 April 2001.

The audited consolidated financial information of the Group for the six months ended 30 June 2000 included in the interim accounts includes the financial information of the Company and its subsidiaries, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, for the six months ended 30 June 2000. This consolidated financial information does not constitute the Group's statutory accounts for the six months ended 30 June 2000 but is derived from the audited consolidated accounts for the six months ended 30 June 2000, which were prepared in connection with the Company's debt and equity offering in November 2000, and was disclosed in the Company's circular to shareholders dated 16 October 2000 and its prospectus for the Share Offering and the Convertible Note Offering dated 1 November 2000. The auditors have expressed an unqualified opinion on those accounts in their report dated 4 October 2000.

The same accounting policies adopted in the 2000 annual accounts have been applied to the interim consolidated accounts.


2    Turnover

Turnover primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of the People's Republic of China ("PRC") business tax and government surcharges. Business tax and government surcharges are charged at approximately 3.3 to 3.65 per cent. of the corresponding revenue.

3    Other operating revenue

Other operating revenue mainly represents telephone number selection fees, charges for value-added services, interconnection revenue and roaming in fees. Roaming in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.


4    Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/ (crediting):

                                                                  Unaudited        Audited
                                                                 Six months     Six months
                                                                      ended          ended
                                                               30 June 2001   30 June 2000
                                                                RMB million    RMB million
Interest on borrowings                                                  956            335
Depreciation                                                          8,083          4,165
Amortisation of deferred expenses                                        19              5
Operating lease charges in respect of
  - properties                                                          442            254
  - leased lines                                                      2,196          2,714
  - others                                                              206            173
Provision for doubtful accounts                                         936            647
Amortisation of deferred revenue from assignment of rights
  to income from subscribers                                           (153)          (153)


5    Taxation

                                                                  Unaudited        Audited
                                                                 Six months     Six months
                                                                      ended          ended
                                                               30 June 2001   30 June 2000
                                                                RMB million    RMB million
Over-provision in respect of PRC income tax for prior period           (200)           (23)
Provision for PRC income tax on the estimated taxable
  profits for the period                                              6,793          3,673
                                                                      6,593          3,650
Deferred tax                                                            316            368

                                                                      6,909          4,018

(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the six months ended 30 June 2001 and 2000.

(ii) Pursuant to the income tax rules and regulations of the PRC, the Group's subsidiaries in the PRC were subject to the statutory income tax rate of 33 per cent. for the six months ended 30 June 2001, except Hainan Mobile and certain cellular telephone operations of Guangdong Mobile located at Special Economic Zones in the PRC, which were subject to a tax rate of 15 per cent.

6    Earnings per share

(a)  Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2001 is based on the profit attributable to shareholders of RMB13,809,000,000 (2000: RMB8,724,000,000) and the weighted average number of 18,605,341,876 shares (2000: 13,706,310,428 shares) in issue during the six months ended 30 June 2001.

(b)  Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2001 is based on the adjusted profit attributable to shareholders of RMB13,874,000,000 (2000: RMB8,724,000,000) after adding back the interest expense on the convertible notes and the weighted average number of 18,700,015,844 (2000: 13,716,377,376) shares issued and issuable after adjusting for the effects of all dilutive potential ordinary shares as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

(c)  Reconciliations

                                                                              Unaudited          Audited
                                                                           30 June 2001     30 June 2000
                                                                            RMB million      RMB million
Profit attributable to shareholders used in calculating basic earnings
  per share                                                                      13,809            8,724
Interest expense on the convertible notes                                            65                -
Profit attributable to shareholders used in calculating diluted
  earnings per share                                                             13,874            8,724

                                                                              Number of        Number of
                                                                                 shares           shares
Weighted average number of ordinary shares used in calculating
  basic earnings per share                                               18,605,341,876   13,706,310,428
Deemed issue of ordinary shares for no consideration                         94,673,968       10,066,948
Weighted average number of ordinary shares used in
  calculating diluted earnings per share                                 18,700,015,844   13,716,377,376


7    EBITDA

EBITDA represents earnings before interest income, interest expense, non-operating net income/expenses, taxation, depreciation, amortisation and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to other similarly titled measures of other companies.

8    Accounts receivable

Accounts receivable, net of provision for doubtful accounts, were all outstanding for less than three months, with the following ageing analysis:

                                                    Audited
                               Unaudited     At 31 December
                         At 30 June 2001               2000
                             RMB million        RMB million
Within 30 days                     5,679              6,451
31-60 days                           488                524
61-90 days                           235                277
                                   6,402              7,252

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.


9    Other receivables

Included in other receivables as at 30 June 2001 are:

(a) amounts due from the China Telecommunications Corporation ("China Telecom") and its subsidiaries ("China Telecom Group") amounting to RMB401,000,000 (At 31 December 2000: RMB998,000,000), representing primarily revenue collected on behalf of the Group. The balances with China Telecom Group were unsecured, non-interest bearing and repayable within one year; and

(b) amounts receivable amounting to RMB810,000,000 in respect of the issue of the guaranteed bonds (the "Bonds") by the Group (see note 11).


10   Cash and cash equivalents

                                                          Audited
                                      Unaudited    At 31 December
                                At 30 June 2001              2000
                                    RMB million       RMB million
Deposits with banks                       8,897             6,457
Cash at banks and in hand                21,510            21,245
                                         30,407            27,702

11   Bank loans and other interest-bearing borrowings

                                          Unaudited                                            Audited
                                        30 June 2001                                      31 December 2000
                            Current      Non-current                           Current        Non-current
                        liabilities      liabilities            Total      liabilities        liabilities          Total
                        RMB million      RMB million      RMB million      RMB million        RMB million    RMB million
Bank loans                    4,314           14,497           18,811           10,267             12,014         22,281
Other loans                     257              331              588              204                459            663
Fixed rate notes                  -            4,955            4,955                -              4,953          4,953
Convertible notes                 -            5,709            5,709                -              5,708          5,708
Bonds (note)                      -            5,000            5,000                -                  -              -
                              4,571           30,492           35,063           10,471             23,134         33,605

Note:
On 18 June 2001, Guangdong Mobile issued the Bonds with a principal amount of RMB5,000,000,000 at an issue price equal to the face value of the Bonds. At 30 June 2001, the Group had received RMB4,138,000,000 from the lead underwriter in respect of the issue of the Bonds. The remaining balance net of underwriting commission was subsequently received by the Group in July 2001 and has been included in other receivables at 30 June 2001 (note 9).

The Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The first annual interest rate of the Bonds is 4 per cent. The Bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011. Incidental costs incurred in relation to the issue of the Bonds are amortised on a straight line basis over the period from the date of issue to the date of maturity.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the Bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.


12   Accounts payable

Included in accounts payable as at 30 June 2001 are amounts due to China Telecom Group amounting to RMB2,946,000,000 (At 31 December 2000: RMB3,449,000,000),
representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable is as follows:

                                                         Audited
                                      Unaudited   At 31 December
                                At 30 June 2001             2000
                                    RMB million      RMB million
Amounts payable in the next:
1 month or on demand                      7,369            6,614
2-3 months                                  979              560
4-6 months                                1,652            1,672
7-9 months                                  989              827
10-12 months                              2,426            1,908
                                         13,415           11,581

13   Share capital

Issued and fully paid:

                                                              At 30 June 2001
                                                                                RMB equivalent
                                             No. of shares      HK$ million        RMB million
At 1 January 2001                           18,605,312,241            1,861              1,986
Shares issued under share option scheme             36,000                -                  -
At 30 June 2001                             18,605,348,241            1,861              1,986

During the six months ended 30 June 2001, share options for a total of 76,773,000 shares were granted under the share option scheme to certain directors and employees of the Group. During the six months ended 30 June 2001, options were exercised to subscribe for 36,000 ordinary shares of HK$0.10 each at a total consideration of HK$1,621,440 (equivalent to RMB1,720,672).

At 30 June 2001, the outstanding options were as follows:

                                Normal              Price per share to          No. of shares involved
                          period during which       be paid on exercise     in the options outstanding
Date options granted    options are exercisable         of options                   at the period end
9 March 1998               9 March 1998 to               HK$11.10                            2,100,000
                           8 March 2006

26 November 1999           26 November 1999              HK$33.91                            3,500,000
                           to 7 October 2007

26 November 1999           26 November 2002              HK$33.91                            3,500,000
                           to 7 October 2007

25 April 2000              25 April 2002 to              HK$45.04                           15,587,000
                           7 October 2007

25 April 2000              25 April 2005 to              HK$45.04                           15,587,000
                           7 October 2007

22 June 2001               22 June 2003 to               HK$32.10                           38,386,500
                           7 October 2007

22 June 2001               22 June 2006 to               HK$32.10                           38,386,500
                           7 October 2007

14   Reserves

                                                                                   PRC
                                    Share        Capital        General      statutory       Retained
                                  premium        reserve        reserve       reserves        profits          Total
                              RMB million    RMB million    RMB million    RMB million    RMB million    RMB million
At 1 January 2001                 347,007       (296,470)            72         12,643         18,522         81,774

Shares issued under
  share option scheme                   2              -              -              -              -              2
Net profit for the period               -              -              -              -         13,809         13,809
At 30 June 2001                   347,009       (296,470)            72         12,643         32,331         95,585


15   Related party transactions

(a) Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

       The majority of the Group's business activities are conducted with China Mobile (the Company's ultimate holding company) and its subsidiaries (the "China Mobile Group") and the China Telecom Group.

       As a result of the restructuring in May 2000, the Ministry of Information Industry (the "MII") ceased to have controlling interests in China Mobile, the Directorate General of Telecommunications (the "DGT") and the provincial telecommunications companies (the "PTCs") and no longer exercises control over telecommunications operations. China Telecom was set up as a result of the restructuring to operate the fixed line telephone networks in the PRC previously operated by the DGT and the PTCs, and is owned by the PRC government. The MII continues in its capacity as the industry regulator providing policy guidance and exercising regulatory authority over all telecommunications services providers in the PRC. As such, the MII or entities under control of the MII including the DGT and the PTCs, and the China Telecom Group since its formation, are no longer considered to be related parties of the Group since May 2000.

       The following is a summary of principal transactions which were entered into by the Group with the China Mobile Group for the six months ended 30 June 2001, and principal transactions which were entered into by the Group with the China Mobile Group and transactions which were carried out by the Group with the MII and the entities under the control of the MII including the DGT and the PTCs prior to May 2000 for the six months ended 30 June 2000.

                                                                             Unaudited        Audited
                                                                            Six months     Six months
                                                                                 ended          ended
                                                                          30 June 2001   30 June 2000
                                                                  Note     RMB million    RMB million
Interconnection revenue                                             (i)            904            932
Interconnection charges                                            (ii)            876          2,157
Leased line charges                                               (iii)            139          2,094
Roaming revenue                                                    (iv)          2,315          1,249
Roaming expenses                                                    (v)          2,195            816
Spectrum fees                                                      (vi)             14              6
Operating lease charges                                           (vii)             66            153
Sales commission                                                 (viii)              -            247
Debt collection service fees                                     (viii)            393             84
Roaming billing processing fees                                  (viii)             92             89
Equipment maintenance service fees                                 (ix)              4              1
Rental charges of synchronised clock ports                          (x)              -              2
Construction and related service fees                              (xi)             44              -
Purchase of transmission tower and transmission
  tower-related  service and antenna maintenance service fees     (xii)             45              -
Prepaid card sales commission income                             (xiii)            184              -
Prepaid card sales commission expenses                           (xiii)            241              -


Notes:
(i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities, and Guangxi autonomous region.

       For the six months ended 30 June 2000, interconnection revenue also included amounts received or receivable from the DGT in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan and Hainan provinces ("the relevant provinces") and amounts received or receivable from the Guangdong PTC, the Zhejiang PTC, the Jiangsu PTC, the Fujian PTC, the Henan PTC and the Hainan PTC ("the relevant PTCs") in respect of long distance calls made between the Group's cellular networks and the fixed line networks in the relevant provinces and outbound calls originating from the fixed line networks in the relevant provinces which terminate on GSM network operators in other provinces in the PRC.

(ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

       For the six months ended 30 June 2000, interconnection expenses also included amounts paid or payable to the DGT in respect of long distance calls made by the Group's subscribers in the relevant provinces roaming outside their registered provinces and amounts paid or payable to the relevant PTCs in respect of calls made between the Group's cellular networks, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

       For the six months ended 30 June 2000, leased line charges also included expenses paid or payable to the relevant PTCs for the use of leased lines.

(iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

(v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

       For the six months ended 30 June 2000, operating lease charges also included rental and property management fee paid or payable to the relevant PTCs prior to May 2000.

(viii) The Group entered into certain services agreements in respect of marketing services with authorised dealers, debt collection services and roaming billing processing with subsidiaries of China Mobile or the relevant PTCs prior to May 2000.

       Debt collection service fees represent the amounts paid or payable to subsidiaries of China Mobile for their provision of debt collection services to the Company's subsidiaries.

       Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

       For the six months ended 30 June 2000, sales commission, debt collection service fees and roaming billing processing fees also included amounts paid or payable to the relevant PTCs for services rendered in the relevant provinces.

(ix) Equipment maintenance service fees represent the amount paid or payable to the subsidiaries of China Mobile for the provision of the maintenance services to Beijing Mobile, Shanghai Mobile and Liaoning Mobile.

       For the six months ended 30 June 2000, equipment maintenance service fees included amounts paid or payable to Fujian PTC for services rendered in the relevant province.

(x) Rental charges of synchronised clock ports represent expenses paid or payable to the relevant PTCs for leasing of synchronised clock ports by the Company's subsidiaries.

(xi) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of construction services to Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile.

(xii) Payment represents cash payment by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile.

(xiii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.


16   Commitments

(a)  Capital commitments

Capital commitments outstanding not provided for in the accounts were as follows:

                                                                                         Audited
                                                                   Unaudited      At 31 December
                                                             At 30 June 2001                2000
                                                                 RMB million         RMB million
Commitments in respect of land and buildings
  - authorised and contracted for                                      1,112               1,632
  - authorised but not contracted for                                  2,897               3,275
                                                                       4,009               4,907

Commitments in respect of telecommunications equipment
  - authorised and contracted for                                     12,197               9,080
  - authorised but not contracted for                                 32,318              30,781
                                                                      44,515              39,861

Total commitments
  - authorised and contracted for                                     13,309              10,712
  - authorised but not contracted for                                 35,215              34,056
                                                                      48,524              44,768

(b)  Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

                                       Land and
                                      buildings     Leased lines          Others           Total
                                    RMB million      RMB million     RMB million     RMB million
At 30 June 2001
  Within one year                           543            3,403             356           4,302
  After one year but within
    five years                            1,480            4,853             766           7,099
  After five years                        1,396            1,407             373           3,176
                                          3,419            9,663           1,495          14,577

At 31 December 2000
  Within one year                           611            4,119             289           5,019
  After one year but within
    five years                            1,654            8,891             757          11,302
  After five years                        1,495            2,051             305           3,851
                                          3,760           15,061           1,351          20,172

[LETTERHEAD OF KPMG]


Independent Review Report to the Board of Directors of
China Mobile (Hong Kong) Limited


Introduction

We have been instructed by the Company to review the interim financial report set out on pages 4 to 17.


Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.


Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.


Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2001.


KPMG
Certified Public Accountants
Hong Kong, 16 August 2001

Transfer to and from Reserves

There were no transfers to or from the PRC statutory reserve and the general reserve of the Group during the six months ended 30 June 2001.


Interim Dividend

The Board of Directors considers that, as the Group is experiencing a period of rapid growth, it is necessary that the Group retains available capital to support capital investment with a view to enhancing returns to shareholders. Hence, the Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2001.


Discussions of Selected Items of the Results

1    Funding and Capital Structure Improvement

     The Group has always consistently emphasized the effective use of capital to develop its business, improve its capital structure and increase its investment return. In June 2001, the Group, for the first time, issued RMB5 billion bonds in Mainland China through Guangdong Mobile, a wholly-owned operating subsidiary of the Company, for the repayment of part of the syndicated loan raised by the Group in 2000 for the acquisition of the seven mobile communications companies. The bonds will mature in 2011. The issuance of Renminbi bonds has enabled the Group to raise capital at a relatively lower cost and broadened the Group's financing channels and investor base, thereby assisting the Group in optimizing its capital structure, reducing capital costs and effectively managing its risk profile.

     By the end of June 2001, the debt to capitalization ratio (capitalization represents the sum of total debt and shareholders' equity) was approximately 29 per cent., which is in line with last year's. This demonstrates that the Group adopts prudent policies in financial risk management and maintains a conservative capital structure. As at the end of June 2001, total cash and bank balance of the Group was RMB45,135 million, of which 85.0 per cent., 12.3 per cent. and 2.7 per cent. was denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

     At the end of June 2001, short-term and long-term borrowings of the Group totaled RMB39,011 million, representing an increase of RMB1,542 million over the end of 2000. 68.5 per cent. and 31.5 per cent. of the borrowings were denominated in Renminbi and US dollars, respectively. 21.5 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group was maintained at approximately 5 per cent. in the first half of 2001, whereas the interest coverage multiple (ratio of earnings before interest and tax to interest expenses) amounted to 22 times.

2    Capital Expenditure

     The Group's planned capital expenditure (as part of a three-year rolling capital expenditure plan) for 2001 is approximately US$5.5 billion, and the actual investment made in the first half of 2001 was approximately US$2.2 billion.

     In order to facilitate further business development and explore new business opportunities, the Group has estimated the total capital expenditure to be approximately US$16.3 billion for the period between 2001 and 2003. The capital expenditure is expected to be financed primarily out of the Group's internal cash flow generated from operations. The Group will invest the planned capital primarily in GSM network expansion, new technologies and new products development, construction of transmission network and equipment structures, business operation and network support system and other areas.

3    Personnel Expenses

     The Group had a total of 38,312 employees as of 30 June 2001. Personnel expenses for the period were RMB 2,792 million, representing an increase of approximately 89 per cent. over the same period last year. This increase is mainly attributable to the inclusion in the period of personnel expenses of the seven mobile communications companies acquired in November 2000. There was also an increase in performance-based incentive compensation as a result of the Group's improved operating results for the period. The implementation of the compensation reform has improved motivation on the part of the Group's employees, and has helped the Group attract and retain talented staff, thereby strengthening the Group's competitiveness in the long term. The labour productivity of the Group improved from 938 subscribers per employee for the first half of last year, on a pro-forma basis, to 1,538 subscribers per employee for the first half of this year. While striving to maintain business development as well as to improve our service and management, the Group will continue to control the personnel expenses at a reasonable level by controlling the growth of the number of employees and optimizing employee structure.


Directors' interests in Shares

As at 30 June 2001, the interests of the directors and the chief executive of the Company in the equity securities of the Company or any of its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "Ordinance") as recorded in the register required to be kept under section 29 of the Ordinance were as follows:

Name of Directors                   Personal interest
Wang Xiaochu                        500 American depositary shares (Note)
Li Zhenqun                          100 American depositary shares (Note)
Ding Donghua                        500 American depositary shares (Note)

Note: As at 30 June 2001, one American depositary share represented 5 ordinary shares of HK$0.10 each of the Company.

In addition, certain directors personally hold options to subscribe for ordinary shares of the Company as disclosed under the paragraph "Directors' Rights to Acquire Shares" below. These share options were granted pursuant to the terms of the share option scheme adopted by the Company.

Apart from the foregoing, as at 30 June 2001, none of the directors had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the Ordinance.


Directors' Rights to Acquire Shares

On 8 October 1997, the Company adopted a share option scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares equal to 10 per cent. of the total issued share capital of the Company. According to the share option scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The price of a share payable by a participant upon the exercise of an option will be determined by the directors of the Company at their discretion, except that such price may not be set below a minimum price which is the higher of:

(i)  the nominal value of a share; and

(ii) 80 per cent. of the average of the closing prices of shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the option.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years after the adoption date of the scheme.

During the six months ended 30 June 2001, the directors of the Company had the following personal interests in options to subscribe for shares of the Company.


                                                                                  No. of                     No. of
                                                                   No. of         shares                     shares
                 Date on                          Price per        shares    involved in       Market   involved in
                 which      Normal                 share to      involved    the options    value per   the options
                 options    period during        be paid on        in the      exercised     share on   outstanding
Name of          were       which options       exercise of       options     during the     exercise     at period
directors        granted    are exercisable         options       granted         period   of options           end
                                                        HK$                                       HK$
Wang Xiaochu     26/11/99   26/11/99-7/10/07          33.91     1,950,000              -            -     1,950,000
                 26/11/99   26/11/02-7/10/07          33.91     1,950,000              -            -     1,950,000
                 25/4/00    25/4/02-7/10/07           45.04       100,000              -            -       100,000
                 25/4/00    25/4/05-7/10/07           45.04       100,000              -            -       100,000
                 22/6/01    22/6/03-7/10/07           32.10        60,000              -            -        60,000
                 22/6/01    22/6/06-7/10/07           32.10        60,000              -            -        60,000

Li Zhenqun       22/6/01    22/6/03-7/10/07           32.10       560,000              -            -       560,000
                 22/6/01    22/6/06-7/10/07           32.10       560,000              -            -       560,000

Ding Donghua     9/3/98     9/3/98-8/3/06             11.10     2,100,000              -            -     2,100,000
                 26/11/99   26/11/99-7/10/07          33.91       550,000              -            -       550,000
                 26/11/99   26/11/02-7/10/07          33.91       550,000              -            -       550,000
                 25/4/00    25/4/02-7/10/07           45.04       100,000              -            -       100,000
                 25/4/00    25/4/05-7/10/07           45.04       100,000              -            -       100,000
                 22/6/01    22/6/03-7/10/07           32.10        60,000              -            -        60,000
                 22/6/01    22/6/06-7/10/07           32.10        60,000              -            -        60,000

Li Gang          26/11/99   26/11/99-7/10/07          33.91       500,000              -            -       500,000
                 26/11/99   26/11/02-7/10/07          33.91       500,000              -            -       500,000
                 25/4/00    25/4/02-7/10/07           45.04        90,000              -            -        90,000
                 25/4/00    25/4/05-7/10/07           45.04        90,000              -            -        90,000
                 22/6/01    22/6/03-7/10/07           32.10        50,000              -            -        50,000
                 22/6/01    22/6/06-7/10/07           32.10        50,000              -            -        50,000

Xu Long          25/4/00    25/4/02-7/10/07           45.04       585,000              -            -       585,000
                 25/4/00    25/4/05-7/10/07           45.04       585,000              -            -       585,000
                 22/6/01    22/6/03-7/10/07           32.10        47,500              -            -        47,500
                 22/6/01    22/6/06-7/10/07           32.10        47,500              -            -        47,500

He Ning          26/11/99   26/11/99-7/10/07          33.91       500,000              -            -       500,000
                 26/11/99   26/11/02-7/10/07          33.91       500,000              -            -       500,000
                 25/4/00    25/4/02-7/10/07           45.04        83,000              -            -        83,000
                 25/4/00    25/4/05-7/10/07           45.04        83,000              -            -        83,000
                 22/6/01    22/6/03-7/10/07           32.10        45,000              -            -        45,000
                 22/6/01    22/6/06-7/10/07           32.10        45,000              -            -        45,000


                                                                                  No. of                     No. of
                                                                   No. of         shares                     shares
                 Date on                          Price per        shares    involved in       Market   involved in
                 which      Normal                 share to      involved    the options    value per   the options
                 options    period during        be paid on        in the      exercised     share on   outstanding
Name of          were       which options       exercise of       options     during the     exercise     at period
directors        granted    are exercisable         options       granted         period   of options           end
                                                        HK$                                       HK$
Liu Ping         25/4/00    25/4/02-7/10/07           45.04       581,000              -            -       581,000
                 25/4/00    25/4/05-7/10/07           45.04       581,000              -            -       581,000
                 22/6/01    22/6/03-7/10/07           32.10        40,000              -            -        40,000
                 22/6/01    22/6/06-7/10/07           32.10        40,000              -            -        40,000

Yuan Jianguo     25/4/00    25/4/02-7/10/07           45.04       580,000              -            -       580,000
                 25/4/00    25/4/05-7/10/07           45.04       580,000              -            -       580,000
                 22/6/01    22/6/03-7/10/07           32.10        45,000              -            -        45,000
                 22/6/01    22/6/06-7/10/07           32.10        45,000              -            -        45,000

Wei Yiping       25/4/00    25/4/02-7/10/07           45.04       578,000              -            -       578,000
                 25/4/00    25/4/05-7/10/07           45.04       578,000              -            -       578,000
                 22/6/01    22/6/03-7/10/07           32.10        40,000              -            -        40,000
                 22/6/01    22/6/06-7/10/07           32.10        40,000              -            -        40,000

Apart from the foregoing, at no time during the six months ended 30 June 2001 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.


Substantial Interests in the Share Capital of the Company

The Company has been notified of the following interests in the Company's issued shares at 30 June 2001 amounting to 10 per cent. or more of the ordinary shares in issue:

                                                           Ordinary shares held                 Percentage of
                                                    Held directly     Held indirectly     total issued shares
(i)   China Mobile Communications Corporation
      ("China Mobile")                                          -      14,062,602,396                   75.58%

(ii)  China Mobile (Hong Kong) Group Limited
      ("CMHK (Group)")                                          -      14,062,602,396                   75.58%

(iii) China Mobile Hong Kong (BVI) Limited
      ("CMHK (BVI)")                               14,062,602,396                   -                   75.58%

Note: In light of the fact that China Mobile and CMHK (Group) directly or indirectly control one-third or more of the voting rights at the shareholders' meetings of CMHK (BVI), in accordance with the Securities (Disclosure of Interests) Ordinance, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of China Mobile and CMHK (Group).

Apart from the foregoing, as at 30 June 2001, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 16 (1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10 per cent. or more of the issued share capital of the Company.

Purchase, Sale or Redemption of the Company's
Listed Securities

During the six months ended 30 June 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.


Audit Committee

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim accounts for the six months ended 30 June 2001.


Compliance with the Code of Best Practice

The Company complied throughout the six months ended 30 June 2001 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules, except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.


Supplementary Information for North American Shareholders

The above unaudited financial information has been prepared in accordance with the generally accepted accounting principles applicable in Hong Kong ("HK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). The significant differences between HK GAAP and US GAAP that affect the Group's results for the six months ended 30 June 2001 are substantially the same as those disclosed in the Company's 2000 annual report. The effect of the significant differences between HK GAAP and US GAAP on the Group's unaudited consolidated net profit for the six months ended 30 June 2001 is set out below. The US GAAP adjustments shown below have been prepared by management and have not been subject to independent audit.

                                                       For the six months              For the six months
                                                       ended 30 June 2001              ended 30 June 2000
                                                  US$ million     RMB million     US$ million     RMB million
Net profit under HK GAAP                                1,668          13,809           1,054           8,724
US GAAP adjustments                                        80             659             383           3,168

Approximate net profit under US GAAP                    1,748          14,468           1,437          11,892
Approximate basic and diluted net profit
  per share in accordance with US GAAP                   0.09            0.77            0.08            0.68
Approximate basic and diluted net profit
  per ADS in accordance with US GAAP*                    0.47            3.87            0.41            3.40

* Based on a ratio of 5 ordinary shares to one ADS.

Solely for the convenience of the reader, amounts in Renminbi included in this Interim Report have been translated into U.S. dollars at the rate of US$1.00 = RMB 8.277 quoted by the People's Bank of China on 30 June 2001. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate on 30 June 2001 or on any other date.

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